GRIFFIN CAPITAL SECURITIES, LLC

(SEC I.D. NO. 8-47891)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-47891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Griffin Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2010 Main Street, Suite 530
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Ishioka	(949) 739-7727	rishioka@apollo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Jacob Walker and David Lang, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Griffin Capital Securities, LLC, as of and for the year ended December 31, 2025, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____

Jacob Walker
Member of the Board of Managers

_____

David Lang
FINOP

GRIFFIN CAPITAL SECURITIES, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687

www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Griffin Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026
We have served as the Company's auditor since 2022.

GRIFFIN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash	$	5,141,156
Accounts Receivable		3,230
Prepaid Expenses and Other Assets		30,869
TOTAL ASSETS	$	5,175,255

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts Payable and Other Liabilities	$	305,929
Due to Member		1,059,627
TOTAL LIABILITIES		1,365,556
MEMBER'S EQUITY		3,809,699
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,175,255

The Accompanying Notes are an Integral Part of The Statement of Financial Condition

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

NOTE 1 - ORGANIZATION

Griffin Capital Securities, Inc. (together with any successor entities, the "Company") was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Company, LLC ("Griffin" and, formerly Griffin Capital Corporation). Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, ("GCS" or the "Company"), a Delaware limited liability company, formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. GCS, the surviving company, is primarily engaged in the business of brokering securities of the alternative investment products sponsored by Griffin. Griffin Capital, LLC is the sole member of the Company and Griffin is the sole member of Griffin Capital, LLC.

The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation. The Company has not engaged in carrying securities accounts for clients, receiving or holding securities or funds of clients, or acting as an investment adviser.

On December 1, 2021, Griffin Capital, LLC and Griffin Capital Asset Management Company, LLC ("GAMCO") entered into a Transaction Agreement (the "TA") with Apollo Global Management, Inc. ("Apollo", or "AGM") and affiliates pursuant to which Apollo would acquire the Company and various subsidiaries owned in whole or in part by GAMCO, including the advisors to the Griffin Capital Institutional Access Real Estate Fund and GIA Credit Fund, and its affiliates. The acquisition of the Company closed on March 1, 2022 after FINRA provided approval to transfer the Company to Apollo. The Company is a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent", or "AMH"), a Delaware Limited Partnership. Both the Company and the Parent are consolidated subsidiaries of AGM.

The Company has been engaged to distribute the following funds, all of which are sponsored or co-sponsored by Griffin:

On June 30, 2014, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. ("Distributor") in relation to Griffin Institutional Access Real Estate Fund ("Real Estate Fund"). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with Real Estate Fund, a
publicly-registered closed-end interval fund. Real Estate Fund commenced operations on June 30, 2014.

On January 17, 2017, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. ("Distributor") in relation to Griffin Institutional Access Credit Fund ("Credit Fund"). Subsequently, on January 19, 2017, the Distributor entered into a distribution agreement with Credit Fund, a publicly-registered closed-end interval fund. Credit Fund commenced operations on April 3, 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   BASIS OF PRESENTATION

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As reflected in the financial statements, the Company has experienced recurring operating losses and negative cash flows from operating activities for the year ended December 31, 2025. Because of these conditions and events, the Company remains reliant upon funding from the Parent, which has guaranteed its commitment to the Company to provide the necessary level of financial support through March 31, 2027, to enable the Company to pay its obligations as they become due and ensure the Company has sufficient liquidity to continue as a going concern.

(b)   USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company's most significant estimates include intangible assets. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from the estimates that were used.

(c)   CASH

The Company maintains its cash in a bank deposit account at a financial institution. At times during the year, cash balances may exceed the insured limit.

(d)   ACCOUNTS RECEIVABLE

Commission revenue is accrued daily based on sales activity. Commission revenue is collected from the Distributor on a semi-monthly basis and in accordance with the wholesale marketing agreements with the Distributor. The Company did not record an allowance for doubtful accounts as of December 31, 2025.

(e)   PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses are recorded as assets and expensed when the event occurs or based on straight-line amortization over the service period. Prepaid conference expenses include sponsorship fees, deposits and travel arrangements which are expensed when the event occurs. All other prepaid expenses are amortized over the respective service periods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)   INTANGIBLE ASSETS

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the future cash flows. Intangible assets are reviewed for impairment as needed when certain events or circumstances exist. For intangible assets deemed to be impaired, an impairment loss is recognized for the amount by which the intangible asset's carrying value exceeds its fair value. At least annually, the remaining useful life is evaluated. Refer to Note 5, Intangible Assets, for further information.

(g)   OPERATING LEASE ASSET/LIABILITY

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases (see Note 6 – Commitment and Contingencies). Right-of-use ("ROU") assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the remaining lease term. The Company uses its incremental borrowing rate ("IBR") as the discount rate in determining the present value of future lease payments, as the interest rates implicit in its lease arrangements were not readily determinable.

(h)   ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts Payable include amounts due to vendors and accrued liabilities. Accruals for liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information.

(i)   INCOME TAXES

The Company is a limited liability company that elected to be treated as a corporation for U.S. tax purposes as of January 1, 2024, and is subject to U.S. income taxes. The Company records its tax provision under the separate return method pursuant to ASC 740 accounting for income taxes guidance.

The Company follows the accounting guidance for uncertainty in income taxes using the provision of ASC 740 and recognizes a tax position in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2025, the Company's U.S. federal and state income tax returns for the year ending December 31, 2024 are open under the general statute of limitations provisions and therefore subject to examination. The Company does not have any unrecognized tax benefits. Refer to Note 7, Income Taxes, for further information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)   SUBSEQUENT EVENTS

Management has evaluated events and transactions that occurred subsequent to December 31, 2025 through the date these financial statements were issued. The Company has evaluated the impact of subsequent events through the date the financial statements were issued and determined there were no additional subsequent events requiring adjustment to, or disclosure in, the financial statements.

(k)   RECENT ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09") which made amendments to update disclosures on income taxes including rate reconciliation, incomes taxes paid, and certain amendments on disaggregation by federal, state, and foreign taxes, as relevant. The Company adopted ASU 2023-09 on January 1, 2025.

NOTE 3 - FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the financial instrument and includes situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation.

All of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature.

NOTE 3 - FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS (continued)

The Company does not hold any Level II or Level III financial instruments as of December 31, 2025, and there were no transfers among levels during the year.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to the Operating Agreement between the Company and the Parent, the Parent pays certain compensation, professional fees, occupancy and general and administrative expenses on behalf of the Company for which the Company reimburses the Parent at cost. The amount due from the Company as of December 31, 2025 was $1,059,627 and recorded as Due to Member within the Statement of Financial Condition.

NOTE 5 –INTANGIBLE ASSETS

The intangible assets balance relates to the distribution network that was part of Apollo's acquisition of the Company (see Note 1 - Organization). The distribution network includes the GCS Customer Relationship Management software and the agreements and relationships with broker dealers, registered investment advisors ("RIAs") and other parties connected to the distribution process. The gross carrying amount and accumulated amortization were as follows as of December 31, 2025:

	2025	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Distribution network	$ 5,800,000	$ 5,800,000

The Company underwent a significant operational restructuring, including its sales office closure and substantial reductions in distribution personnel. Sales activity facilitated by the platform declined from previous years, indicating reduced economic benefit expected from the distribution network. The Company concluded that the intangible assets balance should be reviewed for impairment. When an asset group is not recoverable, an impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

The outlook for the distribution network reflects a near-term cessation of operating activities with no commitment for reinvestment or rebuilding the distribution platform. The distribution network does not have the ability to generate future economic benefits and its fair value was determined to be zero, with the carrying amount fully impaired as of December 31, 2025.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

(a)   LITIGATION

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

(b)   GUARANTEES

FASB ASC 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

(c)   LEASES

The office lease in Irvine, CA expired in May 2025. The lease for a new office was executed between the landlord and AMH with a lease commencement date of June 1, 2025.

NOTE 7 – INCOME TAXES

Beginning in 2025 annual reporting, we adopted ASU 2023-09. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

	Year Ended December 31, 2025 Percent
U.S. Federal Statutory Tax Rate	21.0%
State and Local Income Taxes, Net of Federal Income Tax Effect	0.0%
Changes in Valuation Allowances	-19.5%
Nontaxable or Nondeductible Items	-0.3%
Effective Tax Rate	1.2%

All income tax expense is classified as federal deferred tax expense.

NOTE 7 – INCOME TAXES (continued)

Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes. Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. Management believes it is more likely than not that the deferred tax assets will not be realized; accordingly, a valuation allowance has been established on its deferred tax assets.

The deferred tax assets and liabilities are detailed below.

	2025
Deferred Tax Assets:	
Net Operating Losses[1]	$ 9,325,961
Valuation Allowance[2]	(9,325,749)
Total Deferred Tax Assets net of Valuation Allowance	212
Deferred Tax Liabilities:	
Other Deferred Tax Liabilities	(212)
Total Deferred Tax Liabilities	(212)
Total Deferred Tax Assets / (Liabilities) - net	$ -

[1] At December 31, 2025, we had Federal net operating loss carryforwards of $31,922,262 which do not expire. For State tax purposes, we had apportioned and pre-tax effected net operating loss carryforwards of $31,922,262 which begin to expire in 2046.

[2] At December 31, 2025, the valuation allowance increased by $3,974,722.

The Company did not have any cash paid for income taxes, net of refunds received, pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025.

NOTE 8 - SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of participating in distributions of securities (other than firm commitment underwritings). The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net loss to evaluate the results of the business to manage the Company. The measure of segment assets is reported on the balance sheet as total assets (see Statement of Financial Condition). Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operations decisions while maintaining capital adequacy, such as whether to make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. Further, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $3,778,830, which exceeded the minimum requirement by $3,687,793.

The Company is not subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5.

NOTE 10 - FINANCIAL SUPPORT

The accompanying financial statements have been prepared assuming that the Company will continue to receive financial support. The Parent has guaranteed its commitment to the Company to provide the necessary level of financial support through March 31, 2027. The Parent will, and has the ability, to fully support the operating, investing, and financing activities of the Company, as evidenced by the $6,000,000 of contributed capital throughout the year.